Exhibit (d)(6) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

Amendment #1 to Exhibit B

to the

Investment Advisory Contract

Federated Global Total Return Bond Fund

A Portfolio of Federated International Series, Inc.

This Amendment #1 to Exhibit B to the Investment Advisory Contract between Federated International Series, Inc., and Federated Investment Management Company, approved at a board meeting on May 16, 2019, shall become effective as of July 1, 2019.

For all services rendered by Adviser hereunder, the Corporation shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to .70 of 1% of the average daily net assets of the Fund.

The fee shall be accrued daily at the rate of 1/365th of .70 of 1% applied to the daily net assets of the Fund.

The advisory fee so accrued shall be paid to Adviser daily.

Witness the due execution hereof this 1st day of June, 2019.

Federated International Series, Inc.

By:/s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President

Federated Investment Management Company

By: /s/ John B. Fisher

Name: John B. Fisher

Title President and CEO